JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

ardine Matheson Limited
8th Floor Jardine House
entral, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

7th March 2008

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 7th March 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	09:22 07-Mar-08
Number	5964P

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

The Company today announced that Mark Spencer Greenberg has been appointed as a Director of the Company with responsibility for group strategy with effect from 1st April 2008.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th March 2008

www.jardines.com

END

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Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

BY AIRMAIL

SEC
Mail Processing
Section

MAR 24 2008

Washington, DC
101

7th March 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of the 2007 Preliminary Announcement of Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Press/JMH-JSH2k80307final]

Securities and Exchange Commission File No.82-2963

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

7th March 2008
For immediate release

The following announcement was issued today to a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom.

Jardine Matheson Holdings Limited
2007 Preliminary Announcement of Results

Highlights

- Underlying earnings per share† up 34%
- Full-year dividend up 30%
- Excellent year for most Group businesses
- Hongkong Land property portfolio value increases 25%

"The benign markets prevailing during the Firm's 175th year helped us achieve record results in almost all our operations. The Group may well face a more difficult economic environment in 2008, but our businesses have strong balance sheets and are well placed to respond to whatever conditions the year brings. We therefore face the future with considerable optimism."

Henry Keswick, *Chairman*
7th March 2008

Results

	Year ended 31st December		
	2007 US$m	2006 US$m	Change %
Revenue together with revenue of associates and joint ventures*	**31,616**	27,136	+17
Underlying profit attributable to shareholders†	**719**	530	+36
Profit attributable to shareholders	**1,828**	1,348	+36
Shareholders' funds	**8,490**	6,594	+29
	US$	US$	%
Underlying earnings per share†	**2.03**	1.51	+34
Earnings per share	**5.16**	3.83	+35
Dividends per share	**0.65**	0.50	+30
Net asset value per share	**24.09**	18.65	+29

* Includes 100% of revenue from associates and joint ventures.

† The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described on page 23. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

The final dividend of US¢45.00 per share will be payable on 14th May 2008, subject to approval at the Annual General Meeting to be held on 8th May 2008, to shareholders on the register of members at the close of business on 20th March 2008 and will be available in cash with a scrip alternative. The ex-dividend date will be on 18th March 2008, and the share registers will be closed from 24th to 28th March 2008, inclusive.

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Jardine Matheson Holdings Limited

Preliminary Announcement of Results For The Year Ended 31st December 2007

Performance

The Group's markets remained robust throughout 2007 leading to some excellent business performances. Jardine Matheson achieved a record underlying profit of US$719 million, an increase of 36%. The turnover of the Group in 2007, including 100% of associates and joint ventures, was US$31.6 billion, compared with US$27.1 billion in the prior year.

The Group continued to strengthen its financial position in 2007 while maintaining active development programmes. Consolidated net debt excluding financial services companies was reduced by 55% to US$618 million, and this, together with further significant rises in property values, led to the Group's gearing falling from 12% to 5%. The property revaluations, coupled with other non-trading items, contributed to producing a profit attributable to shareholders of US$1,828 million. Shareholders' funds were 29% higher at US$8.5 billion.

The proportion of the dividend payable at the half year was rebalanced to represent approximately one third of the total payable for the year, which led to a doubling of the interim dividend. The Board is now recommending a final dividend of US¢45.00 per share, which represents an overall increase of 30% for the full year.

Business Activity

Business confidence in Asia remained healthy during the year notwithstanding the increasing uncertainties in the United States and European financial markets. In particular, mainland China's economy continued its strong rate of growth, while in Southeast Asia the recovery in Indonesia gathered pace. Overall, the contributions to the Group's underlying profit from Greater China and Southeast Asia were well matched in 2007, providing the Group with a good geographic mix as well as complementing its broad spread of market leading businesses.

The Company's two wholly-owned subsidiaries, Jardine Pacific and Jardine Motors, had good results, while maintaining strong cash flows. Jardine Lloyd Thompson's recovery continued, with profit growth in both sterling and dollar terms.

Dairy Farm sustained the expansion of its successful banners in Asia, adding 618 outlets in 2007 to reach a total of 4,191. Mandarin Oriental is beginning to benefit from its enlarged portfolio of 21 hotels, with a further 18 properties under development in city and leisure destinations, including Beijing and Paris.

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The commercial property cycle in Hong Kong attained a new peak in 2007, producing rental renewals in Hongkong Land's portfolio that will provide good levels of income over the next three years. In addition, the recognition of profits from residential projects will enhance earnings as these developments achieve completion.

An excellent performance from Astra reflected impressive growth across nearly all its major operations. Strong demand in the automotive sector in Indonesia, due to low interest rates and increased consumer confidence, benefited Astra's motor vehicle sales and financial services activities, while record prices have also led to an improved performance from its oil palm plantations. The current year has started encouragingly, and the recently announced expansion of the group's coal mining interests also bodes well for future profitability.

In August 2007, Jardine Matheson made tender offers to repurchase its own shares and to purchase shares in Jardine Strategic. The tenders were in line with the Group's policy of allocating capital to acquire shares in Group companies when favourable market conditions arise, thereby consolidating the Group's business interests and enhancing earnings and net asset value per share. In total, some US$130 million was invested through these tenders.

Outlook

In conclusion, the Chairman, Henry Keswick said, "The benign markets prevailing during the Firm's 175th year helped us achieve record results in almost all our operations. The Group may well face a more difficult economic environment in 2008, but our businesses have strong balance sheets and are well placed to respond to whatever conditions the year brings. We therefore face the future with considerable optimism."

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Managing Director's Review

Jardine Matheson's underlying profit in 2007 was US$719 million, an increase of 36%. Underlying earnings per share rose 34% to US$2.03.

Of the Group's unlisted subsidiaries, Jardine Pacific produced an improved contribution following good increases in earnings in a number of its businesses. Jardine Motors just fell short of its 2006 profit, which had been enhanced by greater one-off trading gains in the United Kingdom. Among the Group's listed subsidiaries, Dairy Farm produced another fine result with all its major operations performing well. At Mandarin Oriental, favourable markets, new hotels and a full year's contribution from its major Hong Kong property after renovation led to a significant increase in profit. Jardine Cycle & Carriage benefited from a strong return to earnings growth by Astra. Of Jardine Matheson's equity-accounted associates, Hongkong Land reported an impressive increase in profit from both its commercial and its residential businesses. Jardine Lloyd Thompson did well to achieve an improved performance in a difficult trading environment, and its contribution to the Group rose further on translation from sterling into US dollars. The Group's results also benefited from lower financing charges.

The Company's share of a 25% upward revaluation of Hongkong Land's portfolio of investment properties in 2007 amounted to US$944 million, compared with US$599 million in 2006, and a further US$71 million increase was recorded by Jardine Pacific's portfolio. In accordance with International Financial Reporting Standards, such revaluations are taken through the profit and loss account. The profit attributable to shareholders of US$1,828 million incorporates these revaluations together with other non-trading items, including gains on disposals of shares in The Bank of N.T. Butterfield & Son and Edaran Otomobil Nasional together with profits arising on the restructuring of Jardine Lloyd Thompson's French associate. This figure compares with US$1,348 million in 2006.

During the year the Company increased its interest in Jardine Strategic to 81% by a combination of a tender offer, market purchases and scrip dividends involving the acquisition of some 20 million shares. The Company also repurchased and cancelled some 515,000 of its own shares through a tender offer and market purchases.

The Group's businesses have begun 2008 well and are continuing to pursue active development programmes. There are, however, increasing cost pressures and the risk of more challenging trading conditions if economic uncertainties in the United States and Europe start to impact the markets in which the Group operates.

Jardine Pacific

Jardine Pacific produced an underlying profit from continuing businesses of US$115 million in 2007, up 15%, with good performances from most of its operations. The revaluation of the group's residential property investment portfolio produced a non-trading gain of US$70 million which together with gains on disposals led to a profit attributable to shareholders of US$213 million, an increase of 12%. Shareholders' funds were US$475 million at the end of 2007, giving an underlying return of 28% on average shareholders' funds.

Financial information for Jardine Pacific's individual businesses is summarized below:

	Underlying profit		Shareholders' funds	
	2007	2006	**2007**	2006
	US$m	US$m	**US$m**	US$m
Gammon	**16**	14	**64**	49
HACTL	**33**	33	**99**	100
Jardine Aviation Services	**8**	9	**18**	22
JEC	**12**	12	**35**	26
JOS	**14**	11	**30**	19
Jardine Property Investment	**3**	3	**260**	187
Jardine Restaurants	**17**	14	**12**	8
Jardine Schindler	**18**	12	**40**	29
Jardine Shipping Services	**5**	4	**16**	15
Corporate and other interests	**(11)**	(12)	**(98)**	(101)
Continuing businesses	**115**	100	**476**	354
Discontinued businesses	**-**	3	**(1)**	9
	115	103	**475**	363

HONG KONG AIR CARGO TERMINALS enjoyed record cargo volumes with a 3% growth in cargo throughput, but its underlying profit contribution remained at US$33 million due to increased operating costs. Despite higher flight frequencies, JARDINE AVIATION SERVICES was affected by lower fees which led to a reduced contribution of US$8 million. JARDINE SHIPPING SERVICES benefited from better freight rates and increased volume producing an improved underlying profit of US$5 million.

GAMMON continued to perform well and its contribution rose to US$16 million on completion of a number of major contracts, including the 3,000 room Venetian Hotel in Macau. In January 2008, a Gammon joint venture was awarded the design-and-build contract for the Tamar Development Project by the Hong Kong SAR Government, which is expected to be completed in 2011. JARDINE SCHINDLER performed strongly on new installations and

produced further growth from its existing maintenance portfolio, which led to an improved contribution of US$18 million. JEC recorded an underlying profit of US$12 million with good performances in Thailand and the Philippines.

JARDINE RESTAURANTS achieved excellent earnings growth, up 20% at US$17 million, although experienced significant cost increases towards the end of the year. JOS produced a higher underlying profit of US$14 million following a 12% increase in sales. RoomPlus, a self-storage business in Hong Kong, recorded a small operating loss, although occupancy at its facility continued to improve. In June 2007, Jardine Pacific sold its 50% interest in Colliers Halifax in Japan to Hongkong Land.

Jardine Motors

Jardine Motors did well to achieve an underlying profit from continuing businesses in 2007 of US$63 million, equaling that of 2006 which had benefited from one-off gains. The profit attributable to shareholders was US$79 million, and included a VAT recovery of US$10 million in the United Kingdom.

Zung Fu produced a good performance in Hong Kong with increased deliveries of Mercedes-Benz cars and maintained its leading position in the luxury car market. The contribution from its service centres was higher, but its commercial vehicle business suffered from lower fleet sales and its Hyundai passenger car franchise recorded a small loss. In Macau, its Mercedes-Benz operation had another good year with strong new car deliveries.

Zung Fu's Mercedes-Benz dealerships in Southern China continued their profitable growth with new car deliveries increasing significantly in 2007 to over 4,000 units. The aftersales business also achieved higher volumes. Further planned expansion of this dealership network will bring the number of outlets to 17 in 2008.

In the United Kingdom, Jardine Motors' operations achieved good growth in new and used car sales, helped in part by the acquisition of an Audi dealership group. The underlying profit contribution, however, was lower than in 2006 due to the absence of a one-off pension credit and lower property disposal gains.

Jardine Lloyd Thompson

Jardine Lloyd Thompson achieved an overall improvement in its underlying performance in 2007 as the business repositioning and cost streamlining undertaken over the past two years began to bring benefits. This progress was set against challenging insurance markets and a weak US dollar.

Turnover rose by 3% to US$949 million with the benefit of modest organic growth and acquisitions. The underlying trading margin improved to 13.1% from 12.8% in 2006. The

underlying trading profit which excludes exceptional items and impairments rose 6% to US$125 million reflecting the higher turnover and improved operational efficiencies. The group's profit attributable to shareholders of US$145 million included a gain of US$58 million arising on the merger of its French associate, SIACI, with Assurances et Conseils Saint-Honoré, partly offset by US$33 million in exceptional losses and impairments.

The Risk & Insurance group, which comprises worldwide retail operations and specialist risk and insurance businesses largely based in London, did well to record a modest increase in turnover and trading profit. The Employee Benefits business in the United Kingdom achieved a modest increase in trading profit and maintained its trading margin following an active year in 2006 that had been driven by legal, regulatory and tax changes.

Hongkong Land

Hongkong Land's underlying profit rose 41% to US$345 million in 2007 as it benefited from a strong market in Hong Kong and a higher contribution from residential developments. The valuation of the group's commercial investment properties, including the share of investment properties in joint ventures and associates, rose to US$15.1 billion at the year end, an increase of 25%. The profit attributable to shareholders, which incorporates the revaluation, was 49% higher at US$2,840 million.

There was demand for prime commercial office space in Hong Kong's Central district across all business sectors in 2007, and rents rose for the fourth consecutive year. The luxury retail market also remained strong, underpinning the contribution from Hongkong Land's premium retail space in Central. The group's results include the first full-year contribution from One Raffles Quay in Singapore, where the office market also performed well. Strong demand in the city-state led to a number of pre-commitments for space in the Marina Bay Financial Centre, the group's joint-venture development which is due to complete in two phases in 2010 and 2011.

Residential development projects were completed in Beijing and Singapore in 2007 leading to the recognition of US$73 million in profit, an increase of 90% over the prior year. There were also successful sales launches of a number of new developments, including the first phase of Bamboo Grove in Chongqing and four MCL Land projects in Singapore.

Dairy Farm

Dairy Farm achieved an excellent result in 2007 as favourable trading conditions persisted in its major markets. Sales, including 100% of associated companies, were 13% higher at US$6.8 billion, and the profit attributable to shareholders for the year rose 22% to US$258 million. Following the payment of a special dividend of US$215 million in October 2007, the group ended the year with net debt of just US$83 million.

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Dairy Farm continued to expand its retail formats within selected territories in Asia, ending the year with 4,191 outlets. The group, however, decided to withdraw from its small health and beauty ventures in Korea and Thailand that had not met expectations.

The group's operations in both Hong Kong and Macau performed well in 2007. In Southern China, an acquisition helped increase the number of 7-Eleven outlets to 440, while the repositioning of 30 Mannings health and beauty stores produced promising results. In Taiwan, its supermarkets remained stable in a competitive market, but the results from IKEA were below expectations despite two large store openings in 2006. Hong Kong restaurant associate, Maxim's, made further progress in sales and profit with the introduction of innovative products in its fast food operations and good performances from its restaurants and cakes activities.

A good result was achieved in Malaysia where the business is growing well, and in Singapore improved performances led to a recovery in earnings. The results from Indonesia remained unsatisfactory, although progress is being made and the market's medium-term prospects continue to be attractive. The group's first three supermarkets in Vietnam are now operational, while the expansion of its supermarket and health and beauty joint venture operations in India continued despite regulatory challenges.

Mandarin Oriental

Favourable conditions in most markets and a limited new supply of hotel rooms in key city centre locations enabled Mandarin Oriental to achieve higher average rates and record earnings in 2007. In particular, the group's two wholly-owned Hong Kong hotels performed well. Earnings before interest, tax, depreciation and amortization for 2007 were US$190 million, compared with US$116 million in 2006 when Mandarin Oriental, Hong Kong was closed for renovation for nine months. The group's profit attributable to shareholders, which increased to US$108 million, also benefited from a US$16 million gain on the sale of half of its 50% equity interest in its New York hotel.

Mandarin Oriental's development programme gathered pace in 2007 with the announcement of eight new projects, comprising hotels in Beijing, Guangzhou, Taipei, Milan and Paris and three in resort destinations. Mandarin Oriental now has 10,000 rooms in operation or under development in 39 hotels. Of its 18 hotels under development, all will be managed on behalf of third-party owners with the exception of Paris, which is on a long-term lease. Ten of the projects also incorporate a 'Residences at Mandarin Oriental' component, in addition to the residences being built next to the group's existing hotel in London.

Jardine Cycle & Carriage

Jardine Cycle & Carriage performed well in 2007 as underlying profit rose 82% to US$374 million and underlying earnings per share were up 79% at US¢108. Profit attributable to shareholders rose 52% to US$340 million. A low interest rate environment, strong recovery in the motor car market in Indonesia and high palm oil prices led to an excellent increase in the group's earnings.

Astra's contribution to Jardine Cycle & Carriage's underlying profit was 76% higher at US$356 million. Its non-automotive activities performed particularly well with their share of the profits exceeding that of the automotive businesses. The contribution to underlying profit from Jardine Cycle & Carriage's other motor activities increased by 34% to US$43 million as its operations in Singapore and Indonesia enjoyed a good year, although Cycle & Carriage Bintang in Malaysia continued to face a difficult market.

Jardine Cycle & Carriage took further steps to focus its investments with the sale of its 40% interest in the Concorde Hotel in Malaysia to Hongkong Land, and a reduction to 15% of its shareholding in a Singapore consumer finance company. These disposals raised US$36 million and helped to strengthen its parent company balance sheet, which at the end of the year showed net debt of just US$31 million.

Astra

Astra benefited from the strong growth in the Indonesian economy in 2007 and reported a net profit for the year, under Indonesian accounting standards, equivalent to US$711 million, an increase of 76%.

Earnings in Astra's automotive operations improved as the Indonesian wholesale motor vehicle market grew by 36% in 2007. Astra's motor sales increased by 28% to 223,000 units, leading to a slightly lower market share of 52% which is more in line with past levels. The wholesale motorcycle market in Indonesia grew by 6% in the same period, but in the face of intense competition sales at Astra Honda Motor were 9% lower at 2.1 million units representing a reduced market share of 46%. New model launches and a repositioned strategy helped to underpin the market position, while improvements in margins and a more stable retail share enabled Astra to achieve overall earnings growth from the sector. The contribution from Astra Otoparts was well ahead of 2006 as its automotive component activities benefited from the market recovery.

The performance of Astra's consumer finance operations also reflected the growth in vehicle sales. The volume financed was 11% higher at US$2.3 billion, although the loan book ended the year 12% lower at US$1.7 billion as a greater proportion was joint-funded without recourse. The earnings at 44.5%-held Bank Permata also improved.

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An excellent result was reported by Astra Agro Lestari, Astra's 80%-owned palm oil producer. While production was relatively flat due to poor weather conditions at the start of the year, a 69% increase achieved in crude palm oil prices boosted revenues and profits. United Tractors, which is 58%-held, benefited from strong demand for Komatsu equipment and recorded a 54% improvement in sales. The company's contract coal mining interests overcame adverse weather and operational interruptions to achieve a 28% increase in coal extracted and a 4% increase in overburden removed. A coal mining concession in South Kalimantan was acquired in January 2007, and an effective 70% stake in a further mine in Central Kalimantan was purchased in February 2008.

Astra's information technology activities and infrastructure investments performed satisfactorily in 2007, and the group is continuing to review further infrastructure investments.

Further Interests

Rothschilds Continuation

The French and English branches of the Rothschild family took steps to unify their shareholdings through the listed French company Paris Orléans. In the reorganization, Rothschilds Continuation Holdings, in which Jardine Strategic holds a 20% interest, increased its stake in the French bank, Rothschild et Cie Banque.

Tata Industries

Tata Industries is an unlisted Indian investment company in which Jardine Strategic holds a 20% shareholding. Following the sale of a strategic stake in a cellular telephone operator in 2006, part of the proceeds was used to reduce debt and pay a dividend. In 2007, Tata Industries made commitments to new projects in a number of existing investee companies and identified further new investment opportunities. Tata Industries continues to review a range of new projects across a broad band of industry sectors.

Others

Edaran Otomobil Nasional, in which the Group held a 20% interest, continued to struggle in 2007 as the Malaysian motor vehicle sector remained difficult for the third consecutive year. It faced weak demand for Proton cars and, while some progress was made in reducing overheads, the National Automotive Policy introduced in 2006 made it hard to reposition the business. In August 2007, Jardine Strategic accepted an offer for its entire shareholding made by another major investor, DRB-HICOM, which gave rise to a gain of US$19 million on completion of the sale in November 2007.

Asia Commercial Bank in Vietnam continued to trade well in 2007 with excellent balance sheet and profit growth as the local economy strengthened. Jardine Strategic maintained its 7% shareholding through the conversion of convertible bonds and its full participation in a rights issue as the bank raised additional funds to grow its business.

Advantage was taken of the strong share price of The Bank of N.T. Butterfield & Son in Bermuda to sell part of the Group's interest. Some 3% was sold by Jardine Strategic during the year, producing a gain of US$46 million, and leaving a remaining shareholding of 3.8%.

Anthony Nightingale
Managing Director
7th March 2008

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2007

	2007			2006		
	Underlying business performance US$m	Non-trading items US$m	Total US$m	Underlying business performance US$m	Non-trading items US$m	Total US$m
Revenue *(note 2)*	19,445	-	19,445	16,281	-	16,281
Net operating costs *(note 3)*	(17,916)	252	(17,664)	(15,290)	324	(14,966)
Operating profit *(note 4)*	1,529	252	1,781	991	324	1,315
Financing charges	(219)	-	(219)	(234)	-	(234)
Financing income	121	-	121	104	-	104
Net financing charges	(98)	-	(98)	(130)	-	(130)
Share of results of associates and joint ventures *(note 5)*	542	1,114	1,656	439	748	1,187
Profit before tax	1,973	1,366	3,339	1,300	1,072	2,372
Tax *(note 6)*	(415)	(40)	(455)	(254)	(64)	(318)
Profit after tax	1,558	1,326	2,884	1,046	1,008	2,054
Attributable to:						
Shareholders of the Company	719	1,109	1,828	530	818	1,348
Minority interests	839	217	1,056	516	190	706
	1,558	1,326	2,884	1,046	1,008	2,054
	US$		US$	US$		US$
Earnings per share *(note 7)*						
- basic	2.03		5.16	1.51		3.83
- diluted	2.02		5.03	1.50		3.75

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2007

	2007 US$m	2006 US$m
Assets		
Intangible assets	**1,883**	1,825
Tangible assets	**3,149**	2,931
Investment properties	**355**	271
Plantations	**515**	460
Associates and joint ventures	**7,964**	6,476
Other investments	**728**	592
Non-current debtors	**1,002**	1,150
Deferred tax assets	**114**	119
Pension assets	**215**	174
Non-current assets	**15,925**	13,998
Stocks and work in progress	**1,610**	1,478
Current debtors	**2,322**	2,170
Current investments	**21**	2
Current tax assets	**154**	142
Bank balances and other liquid funds		
- non-financial services companies	**1,966**	2,355
- financial services companies	**167**	173
	2,133	2,528
	6,240	6,320
Non-current assets classified as held for sale *(note 9)*	**48**	60
Current assets	**6,288**	6,380
Total assets	**22,213**	20,378

(Consolidated Balance Sheet continued on page 14)

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2007 (continued)

	2007 US$m	2006 US$m
Equity		
Share capital	**155**	154
Share premium and capital reserves	**25**	29
Revenue and other reserves	**9,266**	7,303
Own shares held	**(956)**	(892)
Shareholders' funds *(note 10)*	**8,490**	6,594
Minority interests	**5,208**	4,509
Total equity	**13,698**	11,103
Liabilities		
Long-term borrowings		
- non-financial services companies	**2,037**	2,159
- financial services companies	**616**	723
	2,653	2,882
Deferred tax liabilities	**599**	557
Pension liabilities	**126**	151
Non-current creditors	**67**	103
Non-current provisions	**42**	34
Non-current liabilities	**3,487**	3,727
Current creditors	**3,375**	2,850
Current borrowings		
- non-financial services companies	**547**	1,573
- financial services companies	**806**	954
	1,353	2,527
Current tax liabilities	**230**	101
Current provisions	**68**	70
	5,026	5,548
Liabilities directly associated with non-current assets classified as held for sale *(note 9)*	**2**	-
Current liabilities	**5,028**	5,548
Total liabilities	**8,515**	9,275
Total equity and liabilities	**22,213**	20,378

Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2007

	2007 US$m	2006 US$m
Surpluses on revaluation of properties	**114**	120
Gains on revaluation of other investments	**176**	294
Actuarial gains on defined benefit pension plans	**86**	40
Net exchange translation differences	**(87)**	393
Losses on cash flow hedges	**(8)**	(13)
Tax on items taken directly to equity	**(26)**	(71)
Net income recognized directly in equity	**255**	763
Transfer to profit and loss on disposal of other investments	**(59)**	(79)
Transfer to profit and loss on realization of exchange reserves	**(7)**	(3)
Transfer to profit and loss in respect of cash flow hedges	**2**	4
Profit after tax	**2,884**	2,054
Total recognized income and expense for the year	**3,075**	2,739
Attributable to:		
Shareholders of the Company	**2,063**	1,681
Minority interests	**1,012**	1,058
	3,075	2,739

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2007

	2007 US$m	2006 US$m
Operating activities		
Operating profit	1,781	1,315
Depreciation and amortization	479	403
Other non-cash items	(51)	(140)
Decrease in working capital	77	472
Interest received	116	97
Interest and other financing charges paid	(214)	(212)
Tax paid	(295)	(370)
	1,893	1,565
Dividends from associates and joint ventures	305	377
Cash flows from operating activities	2,198	1,942
Investing activities		
Purchase of subsidiary undertakings *(note 12(a))*	(184)	(55)
Purchase of associates and joint ventures *(note 12(b))*	(113)	(465)
Purchase of other investments *(note 12(c))*	(74)	(94)
Purchase of land use rights	(36)	(17)
Purchase of other intangible assets	(27)	(6)
Purchase of tangible assets	(615)	(642)
Purchase of investment properties	(6)	(2)
Purchase of plantations	(41)	(22)
Advance of mezzanine loans	(3)	-
Repayment of mezzanine loans	12	-
Capital distribution from associates	14	1
Sale of subsidiary undertakings *(note 12(d))*	6	231
Sale of associates and joint ventures *(note 12(e))*	127	100
Sale of other investments *(note 12(f))*	127	480
Sale of land use rights	14	26
Sale of tangible assets	56	75
Sale of investment properties	7	-
Cash flows from investing activities	(736)	(390)
Financing activities		
Issue of shares	1	3
Repurchase of shares	(13)	-
Capital contribution from minority shareholders	5	13
Drawdown of borrowings	8,075	7,599
Repayment of borrowings	(9,512)	(8,071)
Dividends paid by the Company	(126)	(91)
Dividends paid to minority shareholders	(290)	(243)
Cash flows from financing activities	(1,860)	(790)
Effect of exchange rate changes	(11)	45
Net (decrease)/increase in cash and cash equivalents	(409)	807
Cash and cash equivalents at 1st January	2,491	1,684
Cash and cash equivalents at 31st December	2,082	2,491

- more -

Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2007

	2007 US$m	2006 US$m
Group contribution		
Jardine Pacific	**115**	103
Jardine Motors Group	**63**	67
Jardine Lloyd Thompson	**33**	28
Hongkong Land	**131**	85
Dairy Farm	**161**	131
Mandarin Oriental	**47**	27
Jardine Cycle & Carriage	**22**	16
Astra	**178**	98
Corporate and other interests	**(31)**	(25)
Underlying profit	**719**	530
Increase in fair value of investment properties	**1,015**	671
Other non-trading items	**94**	147
Profit attributable to shareholders	**1,828**	1,348
Analysis of Jardine Pacific's contribution		
Gammon	**16**	14
HACTL	**33**	33
Jardine Aviation Services	**8**	9
JEC	**12**	12
JOS	**14**	11
Jardine Property Investment	**3**	3
Jardine Restaurants	**17**	14
Jardine Schindler	**18**	12
Jardine Shipping Services	**5**	4
Corporate and other interests	**(11)**	(12)
Continuing businesses	**115**	100
Discontinued businesses	**-**	3
	115	103
Analysis of Jardine Motors Group's contribution		
Hong Kong and Mainland China	**41**	36
United Kingdom	**23**	29
Corporate	**(1)**	(2)
Continuing businesses	**63**	63
Discontinued businesses	**-**	4
	63	67

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2007 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:

IFRS 7	Financial Instruments: Disclosures
Amendment to IAS 1	Capital Disclosures
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

There have been no changes to the accounting policies as a result of adoption of the above standards and interpretations.

The Group's reportable segments are set out in note 2.

Certain comparative figures have been reclassified to conform with the current year presentation.

2. Revenue

	2007 US$m	2006 US$m
By business:		
Jardine Pacific	**1,204**	1,082
Jardine Motors Group	**2,911**	2,352
Dairy Farm	**5,887**	5,175
Mandarin Oriental	**529**	405
Jardine Cycle & Carriage	**1,239**	1,119
Astra	**7,673**	6,143
Other activities	**2**	5
	19,445	16,281

3. Net Operating Costs

	2007 US$m	2006 US$m
Cost of sales	**(14,845)**	(12,507)
Other operating income	**432**	543
Selling and distribution costs	**(2,227)**	(2,099)
Administration expenses	**(981)**	(854)
Other operating expenses	**(43)**	(49)
	(17,664)	(14,966)

4. Operating Profit

	2007 US$m	2006 US$m
By business:		
Jardine Pacific	**163**	142
Jardine Motors Group	**124**	133
Dairy Farm	**276**	233
Mandarin Oriental	**133**	122
Jardine Cycle & Carriage	**38**	55
Astra	**1,034**	570
	1,768	1,255
Corporate and other interests	**28**	60
Intersegment transactions	**(15)**	-
	1,781	1,315

Operating profit included the following gains/(losses) from non-trading items:

	2007 US$m	2006 US$m
Increase in fair value of investment properties	**88**	91
Increase in fair value of plantations	**35**	22
Sale and closure of businesses	**28**	127
Sale of investments	**70**	80
Sale of property interests	**-**	10
Restructuring of businesses	**(7)**	(5)
Realization of exchange gains*	**15**	-
Discount on acquisition of businesses	**5**	-
Value added tax recovery in Jardine Motors Group	**14**	-
Other	**4**	(1)
	252	324

* Arising on repatriation of capital from foreign subsidiary undertakings.

5. Share of Results of Associates and Joint Ventures

	2007 US$m	2006 US$m
By business:		
Jardine Pacific	**86**	80
Jardine Motors Group	**-**	3
Jardine Lloyd Thompson	**45**	27
Hongkong Land	**1,342**	856
Dairy Farm	**30**	28
Mandarin Oriental	**23**	13
Jardine Cycle & Carriage	**9**	3
Astra	**116**	151
Corporate and other interests	**5**	26
	1,656	1,187

Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:

Increase in fair value of investment properties	**1,174**	752
Asset impairment	**(72)**	-
Sale and closure of businesses	**(9)**	(13)
Sale of investments	**1**	4
Sale of property interests	**6**	-
Pension curtailment	**-**	13
Restructuring of businesses	**14**	(5)
Other	**-**	(3)
	1,114	748

Results are shown after tax and minority interests in the associates and joint ventures.

6. Tax

	2007 US$m	2006 US$m
Current tax	**(417)**	(303)
Deferred tax	**(38)**	(15)
	(455)	(318)
Greater China	**(70)**	(59)
Southeast Asia	**(345)**	(206)
United Kingdom	**(21)**	(15)
Rest of the world	**(19)**	(38)
	(455)	(318)

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates.

Share of tax of associates and joint ventures of US$339 million *(2006: US$280 million)* are included in share of results of associates and joint ventures.

7. Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,828 million *(2006: US$1,348 million)* and on the weighted average number of 354 million *(2006: 352 million)* shares in issue during the year.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,787 million *(2006: US$1,324 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2006: 353 million)* shares in issue during the year.

The weighted average number of shares is arrived at as follows:

	Ordinary shares in millions	
	2007	2006
Weighted average number of shares in issue	**619**	611
Shares held by the Trustee under the Senior Executive Share Incentive Schemes	**(2)**	(2)
Company's share of shares held by subsidiary undertakings	**(263)**	(257)
Weighted average number of shares for basic earnings per share calculation	**354**	352
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1**	1
Weighted average number of shares for diluted earnings per share calculation	**355**	353

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

		2007			2006	
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	**US$**	**US$**	US$m	US$	US$
Profit attributable to shareholders	**1,828**	**5.16**	**5.03**	1,348	3.83	3.75
Non-trading items *(note 8)*	**(1,109)**			(818)		
Underlying profit attributable to shareholders	**719**	**2.03**	**2.02**	530	1.51	1.50

8. Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties and plantations; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

An analysis of non-trading items after interest, tax and minority interests is set out below:

	2007 US$m	2006 US$m
Increase in fair value of investment properties		
- Hongkong Land	944	599
- other	71	72
	1,015	671
Increase in fair value of plantations	5	3
Asset impairment		
- Mandarin Oriental, Kuala Lumpur	3	-
- motorcycle franchise rights	(19)	-
- other	(2)	-
	(18)	-
Sale and closure of businesses		
- Appleyard Vehicle Contracts	-	38
- 25% interest in Mandarin Oriental, New York	10	-
- The Mark	-	21
- motor operations	-	2
- insurance broking	-	(8)
- other	2	6
	12	59
Sale of investments	55	83
Sale of property interests	5	2
Pension curtailment	-	13
Restructuring of businesses		
- SIACI in Jardine Lloyd Thompson	18	-
- other	(6)	(10)
	12	(10)
Realization of exchange gains*	11	-
Discount on acquisition of businesses	1	-
Value added tax recovery in Jardine Motors Group	10	-
Other	1	(3)
	1,109	818

* Arising on repatriation of capital from foreign subsidiary undertakings.

9. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2007 US$m	2006 US$m
Tangible assets	**39**	4
Investment properties	**2**	2
Associates and joint ventures	**7**	14
Non-current debtors	**-**	31
Current assets	**-**	9
Total assets	**48**	60
Deferred tax liabilities	**2**	-
Total liabilities	**2**	-

At 31st December 2007, the non-current assets classified as held for sale include Dairy Farm's interest in a retail property in Malaysia with a carrying value of US$33 million and its 50% interest in a joint venture in Korea with a carrying value of US$7 million. The sale of the property is expected to be completed in 2008 at an amount not materially different from the carrying value. The sale of the joint venture interest was completed in February 2008 and resulted in a profit before tax of approximately US$14 million.

At 31st December 2006, the non-current assets classified as held for sale principally related to Mandarin Oriental's 25% interest in Mandarin Oriental, New York of US$14 million and its mezzanine loan to the hotel of US$40 million. The sale was completed in March 2007 resulting in a profit before tax of US$25 million, which was included in other operating income.

10. Shareholders' Funds

	2007 US$m	2006 US$m
At 1st January	**6,594**	4,998
Recognized income and expense attributable to shareholders	**2,063**	1,681
Dividends *(note 11)*	**(212)**	(160)
Employee share option schemes		
- value of employee services	**9**	8
- exercise of share options	**1**	3
Scrip issued in lieu of dividends	**112**	175
Repurchase of shares	**(13)**	-
Increase in own shares held	**(64)**	(111)
At 31st December	**8,490**	6,594

11. Dividends

	2007 US$m	2006 US$m
Final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share	**246**	216
Interim dividend in respect of 2007 of US¢20.00 *(2006: US¢10.00)* per share	**123**	61
	369	277
Company's share of dividends paid on the shares held by subsidiary undertakings	**(157)**	(117)
	212	160

A final dividend in respect of 2007 of US¢45.00 *(2006: US¢40.00)* per share amounting to a total of US$279 million *(2006: US$246 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$120 million *(2006: US$104 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2008.

12. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	2007 US$m	2006 US$m
Intangible assets	**2**	6
Tangible assets	**3**	15
Non-current debtors	**1**	-
Current assets	**31**	18
Deferred tax liabilities	**-**	(1)
Pension liabilities	**(1)**	(1)
Other non-current liabilities	**(1)**	-
Current liabilities	**(21)**	(9)
Minority interests	**1**	-
Net assets acquired	**15**	28
Goodwill	**13**	12
Total consideration	**28**	40
Adjustment for deferred consideration and carrying value of associates and joint ventures	**(4)**	(7)
Cash and cash equivalents of subsidiary undertakings acquired	**(2)**	-
Net cash outflow	**22**	33
Purchase of shares in Jardine Strategic	**138**	-
Purchase of shares in Jardine Cycle & Carriage	**24**	22
	184	55

Net cash outflow in 2007 of US$22 million included US$19 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom. Net cash outflow in 2006 of US$33 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom, and US$17 million for Dairy Farm's store acquisitions in Malaysia and Vietnam.

(b) Purchase of associates and joint ventures in 2007 included Jardine Strategic's increased interest in Hongkong Land of US$104 million. Purchase of associates and joint ventures in 2006 included US$26 million, US$26 million, US$19 million and US$98 million for Astra's interest in Toyota Astra Financial Services, PT PAM Lyonnaise Jaya, Astra Daihatsu Motor and an additional 12.95% interest in Bank Permata respectively, and Jardine Strategic's increased interest in Hongkong Land of US$289 million.

12. Notes to Consolidated Cash Flow Statement (continued)

(c) Purchase of other investments included US$61 million *(2006: US$80 million)* for Astra's purchase of securities.

(d) Sale of subsidiary undertakings	**2007 US$m**	2006 US$m
Intangible assets	**1**	12
Tangible assets	**1**	94
Investment properties	**-**	24
Associates and joint ventures	**-**	35
Non-current debtors	**-**	1
Deferred tax assets	**-**	1
Current assets	**4**	626
Long-term borrowings	**-**	(100)
Deferred tax liabilities	**-**	(2)
Current liabilities	**(1)**	(207)
Net assets	**5**	484
Adjustment for minority interests	**-**	(262)
Net assets disposed of	**5**	222
Cumulative exchange translation differences	**-**	(8)
Profit on disposal	**1**	88
Sale proceeds	**6**	302
Adjustment for deferred consideration	**-**	1
Adjustment for carrying value of associates and joint ventures	**-**	(14)
Cash and cash equivalents of subsidiary undertakings disposed of	**-**	(58)
Net cash inflow	**6**	231

Sale proceeds in 2006 of US$302 million included US$99 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from Jardine Strategic's sale of its interest in MCL Land.

(e) Sale of associates and joint ventures in 2007 included US$22 million from Jardine Pacific's sale of its 50% interest in Colliers Halifax, US$71 million from Mandarin Oriental's sale of its 25% interest in Mandarin Oriental, New York, and US$12 million and US$15 million from Jardine Cycle & Carriage's sale of its interests in Ampang Investments and UMF respectively. Sale of associates and joint ventures in 2006 included US$72 million from Jardine Motors Group's sale of its interest in Appleyard Vehicle Contracts.

12. Notes to Consolidated Cash Flow Statement (continued)

(f) Sale of other investments in 2007 included US$54 million from Jardine Strategic's partial disposal of its interest in The Bank of N.T. Butterfield & Son, US$11 million from disposal of shares in CNAC and US$46 million from a capital distribution from Edaran Otomobil Nasional followed by sale of that investment. Sale of other investments in 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans, US$27 million from Astra's sale of securities and US$407 million from sale of the Group's interest in JPMorgan Chase.

13. Capital Commitments and Contingent Liabilities

	2007	2006
	US$m	US$m
Capital commitments	**263**	202

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

14. Post Balance Sheet Events

In February 2008, Dairy Farm disposed of its 50% interest in a joint venture in Korea which resulted in a profit before tax of approximately US$14 million.

In February 2008, United Tractors, a 58%-held subsidiary undertaking of Astra, acquired a 70% interest in a company which holds coal mining rights in Central Kalimantan, Indonesia for US$116 million.

The final dividend of US¢45.00 per share will be payable on 14th May 2008, subject to approval at the Annual General Meeting to be held on 8th May 2008, to shareholders on the register of members at the close of business on 20th March 2008, and will be available in cash with a scrip alternative. The ex-dividend date will be on 18th March 2008, and the share registers will be closed from 24th to 28th March 2008, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections for the 2007 final dividend by notifying the United Kingdom transfer agent in writing by 25th April 2008. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2008. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2007 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

The Jardine Matheson Group

Founded as a trading company in China in 1832, Jardine Matheson is today a diversified business group focused principally on Asia. Its businesses comprise a combination of cash generating activities and long-term property assets.

The Group's interests include Jardine Pacific, Jardine Motors, Jardine Lloyd Thompson, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Astra International. These companies are leaders in the fields of engineering and construction, transport services, insurance broking, property investment and development, retailing, restaurants, luxury hotels, motor vehicles and related activities, financial services, heavy equipment, mining and agribusiness. The Group also has a minority investment in Rothschilds Continuation, the merchant banking house.

Incorporated in Bermuda, Jardine Matheson Holdings Limited has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies.

END